MITCHELL SILBERBERG & KNUPP LLP

A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

Andrew E. Katz A Professional Corporation (310) 312-3738 Phone (310) 231-8408 Fax aek@msk.com

November 20, 2014

VIA EDGAR

VIA EMAIL

Katherine Hsu

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	California Republic Funding, LLC - Form S-3 No. 333-199204

Dear Ms. Hsu:

On behalf of the registrant, California Republic Funding, LLC, we transmit for filing under the Securities Act of 1933, Amendment No. 2 to the registration statement on Form S-3, No. 333-199204. For your convenience, a courtesy copy of the amended form of prospectus, prospectus supplement, and the form of the indenture (Exhibit 4.2 to the registration statement) are being provided to you, including copies of changed pages marked to show changes to their respective counterparts included in Amendment 1 to the registration statement as filed on November 4, 2014 (“Amendment 1”).

In addition, the registrant has instructed us to provide each of the responses set forth below to the staff’s comments of November 19, 2014 with respect to Amendment 1. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the registrant’s response, and we refer to each of your comments by the number assigned to it by you.

Registration Statement on Form S-3

Form of Prospectus

Underwriting Criteria, page 19

1.	We note your response to comment 8 of our comment letter dated November 4, 2014. It is not clear why you did not provide a description of the programs, “Premier Plus, Premier, Elite, Preferred, Classic, or Special,” which appears to be material information about the solicitation, credit-granting (or underwriting criteria) used to originate or purchase the assets. Please revise to include material descriptions of these programs. Alternatively, please provide us with an analysis of why you believe the disclosure is not material.

11377 West Olympic Boulevard, Los Angeles, California 90064-1683

Phone:  (310) 312-2000  Fax:  (310) 312-3100  Website: WWW.MSK.COM

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

<November 20, 2014>

We will provide material descriptions of these programs, such as the FICO score ranges defining each program and applicable approval levels for loan to value ratios, term and payment to income ratio, in the prospectus supplement filed in connection with each takedown, as these descriptions change on an on-going basis based upon market conditions. We have provided a corresponding disclosure in the prospectus base and bracketed language showing where the information regarding the programs will be included in the prospectus supplement.

Risk Retention, page 67

2.	We note your response to comment 9 of our comment letter dated November 4, 2014. We refer to the second paragraph where you state, among other things, that “Upon the effective date of the final risk retention rule, the FDIC Rule Covenant allows the sponsor to adjust the amount of credit risk that it retains…” Please revise to make clear the instances when such adjustments would be made. In this regard, we note that Section 12.04 of the draft indenture you have filed with the registration statement indicates that the sponsor would not be required to make adjustments but would be allowed to do so only when the sponsor has retained a greater economic interest in the credit risk of the assets than is required to comply with the FDIC Rule and other Applicable Law.

At this time, the sponsor has not determined whether any such adjustments of the amount of credit risk it retains, if at all. Accordingly, we have removed the language in question from the prospectus base, and also revised Section 12.04 of the form of the indenture to clarify that the sponsor will be required to make such adjustments as may be necessary to comply with the FDIC Rule and other Applicable Law. The sponsor intends to fully comply with the final rule pursuant to Section 15G of the Exchange Act relating to credit risk retention (the “Risk Retention Rule”) on or before the Risk Retention Rule’s effective date, which for the type of assets in question is two years after the rule is published in the Federal Register. Until the Risk Retention Rule is applicable, the sponsor will continue to comply with the FDIC Rule using the 5% representative sample as currently being used. Moreover, the sponsor anticipates that it will fully utilize the amount of securities being currently registered well before the new Risk Retention Rule becomes effective.

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

<November 20, 2014>

Please contact me at (310) 312-3738 or aek@msk.com with any questions or comments regarding this matter. Please email any additional comment letters to my attention when they become available, with a copy to my colleague, Daria Boxer, at dkb@msk.com. Thank you for your time and attention.

Very truly yours,

/s/ Andrew E. Katz

Andrew E. Katz

A Professional Corporation of

MITCHELL SILBERBERG & KNUPP LLP

AEK/txf

cc:	Folake Ayoola